EXHIBIT 99.2

OREZONE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007

November 14, 2007

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the period ended September 30, 2007 may contain or refer to certain forward-looking statements relating, but not limited to Orezone Resources Inc.’s (“Orezone” or “the Company”) expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this MD&A were prepared in accordance with National Instrument (“NI”) 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management Discussion and Analysis, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a greater amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Introduction

The MD&A is provided to enable the reader to assess material changes in financial condition and results of operations for the three and nine month periods ended September 30, 2007, in comparison to the corresponding prior-year periods. This document should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2007 (“Interim Financial Statements”).

The MD&A is also intended to supplement and compliment the audited annual consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2006 (collectively, the “Annual Financial Statements”). As a result, this MD&A should also be read in conjunction with the Annual Financial Statements and Annual Information Form (“AIF”) on file with the Canadian provincial securities regulatory authorities, respectively, all for the year ended December 31, 2006. All dollar amounts in this report are in United States dollars, unless otherwise specified.

The Annual Financial Statements and the Interim Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with US GAAP. The Interim Financial Statements have not been reconciled to US GAAP.

The MD&A is prepared in conformity with NI 51-102F1 and has been approved by the Board of Directors prior to release.

Nature of Operations

Orezone is engaged in the acquisition, exploration and development of mineral properties, in Burkina Faso, and Niger, West Africa. The Company’s objective is to identify and develop commercially exploitable deposits of minerals (principally precious metals) and thereby become a gold producing company. While the Company is actively exploring a number of properties, of which some contain significant resources, none have yet reached a stage whereby a production decision has been made. As a result, the Company does not generate any production revenue.

The Company has concentrated its exploration activities in Burkina Faso since 1996. The Company made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighboring countries of Mali and Ghana, where a number of major discoveries have been made and a number of large mines have been built. In addition, Burkina Faso has been politically stable for a number of years, has good infrastructure relative to much of West Africa, and has provided the opportunity to acquire both relatively large unexplored tracts of land, as well as more advanced stage assets, on reasonable terms.

The Company’s most important project is its interest in Essakane. Gold Fields Limited (“GFL”), a South African based mining company, now holds a 60 percent interest after completing and presenting a bankable full feasibility study (“FFS”) to the Company in September 2007. Subsequent to the end of the quarter, the Company entered into an agreement with Gold Fields to acquire their 60% interest in the Essakane Project in consideration for $200 million in cash and shares. As a result, Orezone will become the operator with a 100% interest in the project. On closing of the transaction, Orezone will become owner of a 100% interest in the Essakane property (see “Proposed Transactions”).

Orezone is actively exploring a number of other projects which are at various stages of exploration. The Company is also looking at potential investments and synergies, mergers, or acquisitions within the mining sector.

Orezone’s common shares are listed for trading on the Toronto Stock Exchange (TSX) and the American Stock Exchanges (AMEX) under the symbol “OZN”. The Company has field offices in Burkina Faso and Niger.

Qualified Persons

Dr. Pascal Marquis, President, and Steve King, Vice President, Exploration, are the Company’s qualified persons under NI 43-101. They supervise all work associated with exploration programs in West Africa. Mr. Ronald Little, Chief Executive Officer, is also a qualified person under NI 43-101.

Permits

Burkina Faso

The Company holds interests in 16 exploration permits covering approximately 2,762 km(2) in Burkina Faso. During the first nine months of 2007, the Company signed a series of five option agreements with five separate owners holding exploration permits covering approximately 854 km(2).

Niger

The Company presently has one exploration permit covering 999 km(2) and an option enabling it to earn into one other permit (Koyria) that covers 1,045 km(2).

The Company holds two uranium exploration permits (Zelinel and Zeline) covering 983 km(2), which were granted in the second quarter of 2007 by the Government of the Republic of Niger.

Mali

The Company no longer holds any exploration permits in Mali because during the third quarter of 2007, the Company decided to abandon all of its remaining permits.

Exploration Activity

During the first nine months of 2007, the Company incurred approximately $4.8 million in exploration expenditures (net of optionee contributions) compared to expenditures of $6.6 million for the comparable period in 2006. The Company also decided not to proceed with certain permits and has written off approximately $2.0 million of exploration expenditures previously deferred.

Exploration Statistics

For the nine months ended September 30

	Exploration Expenditures
	2007	2006	% change

Essakane	$(42,884)	$1,534,610	-102.8%
Séguénega (“Séga”)	2,821,347	2,073,764	36.0%
Bondigui (“Bondi”)	1,642,977	1,623,155	1.2%
Bomboré I	423,494	211,503	100.2%
Markoye	(402,356)	161,006	-349.9%
Golden Hill	681,045	280,957	142.4%
Komkara	920	112,627	-99.2%
Mali	(520,085)	149,221	-448.5%
Niger	909,052	1,612,165	-43.6%
Optionee contributions	(718,517)	(1,127,684)	-36.3%

Subtotal	4,794,993	6,631,324	-27.7%
Written off in the period	2,047,162	—	100.0%

Total expenditures	6,842,155	6,631,324	3.2%

Expenditures in 2007, after adding back write-offs to date, are relatively consistent compared to 2006. Essakane is not a significant driver of the Company’s exploration costs because it is fully operated and funded by GFL. Niger expenditures are lower because Namaga Option was abandoned and this project written off. The Company has focused a majority of its 2007 exploration activities on Séga and Bondi.

Essakane

For the nine months ended September 30, 2007, expenditures (recoveries) by the Company were ($43,000) compared to $1.5 million in the nine months ended September 30, 2006. The comparative period includes the Company’s portion of exploration activities conducted outside the Essakane Main Zone (EMZ). No similar activity was carried out in the current fiscal year; only minor adjustments were made to account for updated optionee contributions.

In September 2007, a NI 43-101 compliant FFS for the Essakane Project in Burkina Faso, West Africa, was delivered to the Company as part of a Shareholders’ agreement which provides for GFL earning a 60% interest in the Essakane Project upon issuance of this FFS. An executive summary of the FFS was prepared by GRD Minproc of South Africa. The Company and GFL have 90 days to review the FFS prior to a final a production decision being made. The permitting process is already underway in Burkina Faso and all permits including a mining convention are expected to be in place prior to making a production decision before the end of the year.

Highlights of the Full Feasibility Study

Capital Costs

Capital costs have been estimated at US$346.5 million (+/- 15%) to build a 5.4Mtpa CIL (Carbon in Leach) plant that will produce an average of 292,000 ounces of gold per year at an average cash cost of US$298 per ounce over an 8.6 year mine life. The stripping ratio is 3.1:1. Power will be provided by a 32MW heavy fuel oil and diesel power station with an estimated cost of $0.16 per kwh. A summary of the capital expenditures is in Table 1.

Table 1

Summary of Capital Expenditures

Description	US$ M
Water Storage and Infrastructure	14.3
Mine Fleet	49.0
Mining Other (Pre-prod & Infrastructure)	11.8
Process Plant and Ancillaries	111.1
Infrastructure, Accommodation and Roads	18.1
EPCM	15.6
Relocation Costs	18.5
Power Supply and Infrastructure	36.7
Working Capital	17.8
Overburden and Tailing Storage Facilities	17.4
Owner’s Costs	21.9
Contingency	14.3

Total	346.5

Mineral Reserves and Resources

Mineral resources for the EMZ have been estimated and constrained within a US$650/oz pit shell as per Table 3. This resource estimate was reviewed by Snowden Mining Industry Consultants (Perth, Western Australia) and was reported in April 2007. It is considered to be compliant with the CIM Definition Standards for NI 43-101 reporting.

For the purposes of the FFS, mine design and production scheduling was completed on a fully optimized US$500/oz pit shell using only the indicated mineral resources. The mineral resources within this pit shell are presented in Table 4.

Probable mineral reserves associated with this open pit mine design are 46.4Mt with a diluted (mill feed) grade of 1.78g/t. Mineral reserves are based on cutoff grades of 0.52g/t for saprolite, 0.58 g/t for saprock, and 0.62 g/t for fresh ores. The average metallurgical recovery over the life of mine is estimated to be 94.6%.

Table 2

Mineral Resources

Constrained within a $650/oz pit shell reported April 07

Cut Off Grade		0.50	1.00
Indicated	Tonnes (Mt)	63.2	34.6
	Grade (g/t Au)	1.6	2.3
	Au (Moz)	3.3	2.6

Inferred	Tonnes (Mt)	14.7	8.4
	Grade (g/t Au)	1.7	2.4
	Au (Moz)	0.8	0.7

Table 3

Mineral Resources

Constrained within US$500/oz mine design

Cut Off Grade		0.50	0.80	1.00
Indicated	Tonnes (Mt)	55.0	39.3	32.1
	Grade (g/t Au)	1.7	2.2	2.4
	Au (Moz)	3.1	2.7	2.5

Financial Model

Based on the economic parameters that were determined for the Essakane Project, the open pit mine yields average production of 292,000 oz per year for a total of 2,507,000 recoverable ounces. Table 5 sets out the financial results using various gold and fuel prices which are the two dominant sensitivities of the project.

Table 4

Summary of Financial Results

Gold Price (US$/oz)	460	580	650	720
Oil Price (US$/bbl)	40	50	60	80
Ounces Recovered (000 oz)	2,507	2,507	2,507	2,507
Average Annual Production (000 oz)	292	292	292	292
Cash Cost (US$/oz)	269	298	321	356
Total Cash Cost (US$/oz)	418	447	469	505
Total Free Carried Cash Cost (US$/oz)	464	497	521	561
Pre-Tax Project IRR (%)	5.8%	14.8%	18.8%	21.5%

Schedule

Table 6 sets out the project development schedule. GFL has approved a budget of $15 million to maintain this schedule up to a production decision by the end of the year.

Table 5

Selected Project Milestones

Task	Date
Grinding mills contract award	31 May 2007
Commence detailed design	02 July 2007
Award the mine village and resettlement housing contracts	15 September 2007
Award the mining fleet purchase order	30 September 2007
Award the contract for the power station	15 September 2007
Commence building the mine village and resettlement houses	08 November 2007
Establish the contractor’s lay-down area	15 January 2008
Commence the plant earthworks	03 April 2008
Complete the mine village houses	22 May 2008
Commence excavation of the off channel storage facility	30 October 2008
Complete the relocation of village houses	27 November 2008
Commence mining activities	02 September 2009
Commission the power station	21 April 2009
Commence ore commissioning	27 October 2009
Handover the plant	14 December 2009

In September 2007, the Company also announced an increase in the NI 43-101 compliant gold resources of the EMZ. The updated mineral resource estimate was submitted by GFL. Based on a 0.5 g/t cutoff grade, the total Indicated resources in the EMZ now amount to 4.0 Moz gold contained in 78.4 Mt at an average grade of 1.58 g/t (see Table 6). This represents an increase of 18% from the previous estimate of 3.4 Moz announced in April 2007. Inferred resources have increased by 200,000 oz. The 1.3 Moz of inferred resources are located below the indicated resources in the geological model and are expected to convert to the indicated resource category with infill drilling.

Indicated resources reporting within a US $650/oz mine shell are shown in Table 8. The constrained indicated resource estimate has increased by 600,000 oz to 3.8 Moz at a 0.5g/t cutoff where almost all of the total 4.0 Moz of indicated mineral resources reports within a US $650/oz mine shell.

These updated mineral resource estimates contain additional drilling and also completion of the re-assay of historical samples mentioned in previous reports. The previous April 2007 resource estimate contained 8,800 re-assays with the samples preferentially recovered from the most densely drilled central portion of the deposit. Gold Fields extended the re-assay program across the length of the deposit and a total of 28,640 pairs of re-assay data were used in the September 2007 estimate. The new estimates have been reviewed by independent consultant Snowden Mining Industry Consultants. Mr. IM Glacken, FAusIMM (CP), CEng, and Group General Manager – Resources at Snowden MIC is the Qualified Person who has reviewed this mineral resources estimate.

Orezone has contracted independent consultants and engineers to review the FFS and the resources and reserves in order to be in a position to make a decision to mine before the end of the fiscal year.

Table 6

Comparison of Total Resources

		0.5g/t Cut Off			1.0 g/t Cut Off
Reported	Category	Tonnes (Mt)	Grade (g/t)	TotalAu (M oz)	Tonnes (Mt)	Grade (g/t)	Total (M oz)

April 07	Indicated	68.7	1.56	3.4	36.5	2.31	2.7
	Inferred	23.5	1.50	1.1	11.9	2.27	0.9

Sept 07	Indicated	78.4	1.58	4.0	42.2	2.33	3.2
	Inferred	27.4	1.44	1.3	13.7	2.17	1.0

Table 7

Comparison of EMZ Resources Constrained within a $650/oz Mine Shell

		0.5g/t Cut Off			1.0 g/t Cut Off
Reported	Category	Tonnes (Mt)	Grade (g/t)	TotalAu (M oz)	Tonnes (Mt)	Grade (g/t)	Total (M oz)

April 07	Indicated	63.2	1.60	3.3	34.6	2.34	2.6
	Inferred	14.7	1.69	0.8	8.4	2.41	0.7

Sept 07	Indicated	73.4	1.62	3.8	40.5	2.35	3.1
	Inferred	16.1	1.66	0.9	9.50	2.31	0.7

Estimation parameters:

1. Mineral Resource estimates have been developed as Uniform Conditioned estimates using 50 m x 25 m x 6 m panels estimated by ordinary kriging. Application of a Discrete Gaussian change-of-support model has been made to derive estimates of 5 m x 2.5 m x 3 m selective mining units. Resources are reported in terms of these SMU estimates;

2. Mineral Resources include an Information Effect correction to account for future grade control procedures assuming a 5m x 5m grade control sample spacing;

3. Some historical assay data have been adjusted (i.e. remediated) by way of paired assay results using LeachWELL™ rapid cyanide leach process;

4. Cyanide leach assay data have been used within the estimation. These results have been adjusted to reflect in situ gold grades using remediation factors and priorities established from the re-assay program in preference to cyanide.

For the purposes of the FFS, mine design and production scheduling was completed on a fully optimized US $500/oz design shell using only the indicated mineral resources.

Séga

Exploration expenditures for the Séga project have increased compared to the preceding year; approximately $2.8 million in the nine months of 2007 compared to approximately $2.1 million over the same period in 2006. The costs in 2006 relate to exploration and definition drilling, as well as preliminary assessment studies. Most of the costs in 2007 relate to a preliminary assessment report, geophysical surveys, prospecting and mapping programs conducted on five new permits related to option agreements signed by the Company in the first quarter of 2007. Furthermore, an extensive 25,000 m drilling program is currently underway to upgrade and expand the project’s resources at the Séga Deposit in addition to testing the continuity of mineralized trends discovered earlier in 2007, and a new NI 43-101 compliant resource update report is in preparation.

Subsequent to the end of the quarter, the Company announced an increase in the NI 43-101 compliant gold resources of the Sega project. Met-Chem Canada Inc., of Montreal, Quebec, validated the resource estimate performed by the Company, which includes an indicated resource of 446,000 oz contained in 7.2 Mt at a grade of 1.9 g/t Au along with an inferred resource of 64,000 oz contained within 1.3 Mt at a grade of 1.5 g/t (Table 9). This resource estimate does not include drill results from 2007. Total resources are contained within four (4) principal zones: Bakou, Gambo and Tiba to an average depth of 120 m and RZ to a depth of 200 m. This represents a 44% increase in the indicated mineral resource at Séga from the March 2006 Met-Chem Report (Table 10; and March 22, 2006 press release) and provides a substantial foundation for advancing the Séga Deposit to the feasibility stage for a small heap leach scenario.

An ongoing field program consisting of regional sampling, mapping, ground geophysics and airborne geophysical surveys has also identified several priority targets that will be tested during the current drill campaign.

Table 8.     2007 Met-Chem NI 43-101 resource estimate for the Sega deposit, Burkina Faso, West Africa.

Category	Tonnes*	Au Grade (g/t)	Ounces

Indicated	7,150,000	1.94	446,000

Inferred	1,320,000	1.50	64,000

*0.5 g/t Cut-off

Table 9.     2006 Met-Chem NI 43-101 resource estimate for the Sega deposit, Burkina Faso, West Africa.

Category	Tonnes*	Au Grade (g/t)	Ounces

Indicated	4,844,000	1.99	310,000

Inferred	1,413,000	1.61	73,000

*0.5 g/t Cut-off

Golden Hill

In the nine month period ended September 30, 2007, exploration expenditures on this project were $681,000 compared to only $281,000 over the same period in 2006. Costs and meters drilled have increased in this project because RC and core drilling programs were completed on Tankiédougou permit. Those programs on the Tankiédougou permit confirmed the Company’s previous data, extended the Peksou zone to the west, and identified new low grade mineralized zones about 500 m north of Peksou.

Niger

Expenditures in the first nine months of 2007 were approximately $909,000, after considering the write offs of approximately $963,000 that were made at the end of the second quarter. On a gross basis, total expenditures exceeded $1.8 million compared to $1.6 million in the first nine months of 2006. Drilling programs were a major component of these costs. Follow-up and reconnaissance drilling programs were carried out on the Kossa and Koyria permits between November 2006 and June 2007. While there has been minimal activity otherwise, a fourth quarter drill plan and geological model has been completed for Kossa, and an airborne survey data acquisition program was started and completed in September on Koyria. Preparations are being made for follow-up programs.

In the second quarter of 2007, the Government of the Republic of Niger granted two uranium exploration permits totaling 983 km(2) to a wholly owned subsidiary of the Company. The permits are in the Arlit area where AREVA has been exploiting two uranium mines since the early seventies. For the nine months ended September 30, 2007, the Company spent almost $265,000 relating to preliminary data compilation, mandatory beaconing of the permits, and geophysical airborne surveys  The Company still has four permit applications pending with the Government of the Republic of Niger, and is unable to determine if or when these permits will be granted.

Mali

There was no activity in Mali during the third quarter of 2007. During the quarter, management decided to abandon its permits due to poor exploration results, and because the Company was unable to negotiate option agreements with other companies to advance these projects.

Summary of quarterly results

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	$—	$—	$—	$—	$—	$—	$—	$—

Net income (loss)	$(647,569)	$(1,136,259)	$(369,877)	$(612,679)	$(16,540)	$(231,658)	$(203,845)	$(4,364,534)
Weighted Avg # of shares	133,715,441	133,587,841	133,019,863	132,970,103	132,880,684	132,862,724	132,834,808

Net income (loss) per share, basic and diluted	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.04)

The Company’s quarterly financial performance is a function of the level of administrative expenses required to operate a public company and manage its exploration activities. In certain quarters, these expenses have been offset by exchange gains, interest income and gains on the sale of investments.

Results of Operations

For the nine months ended September 2007, the Company was still in a development stage with no revenue generating activities.

The Company reported a loss of $648,000 or ($0.00) per share on both a basic and diluted basis, and a loss of $2.2 million, or ($0.02) per share on both a basic and diluted basis, in the three and nine month periods ended September 30, 2007, respectively. On a comparative basis, the Company reported a loss of approximately $17,000, or ($0.00) per share on both a basic and diluted basis, and a loss of $452,000 or ($0.00) per share on both a basic and diluted basis, in the three and nine month periods ended September 30, 2006, respectively.

The Company’s financial performance is driven by the level of administrative expenses required to operate and carry out its exploration activities. Administrative expenses were approximately $703,000 and $1.9 million in the three and nine month periods ended September 30, 2007 and only $411,000 and $1.4 million in the three and nine month periods ended September 30, 2006. The increase in administrative expenses in the three and nine month periods in 2007 is due to the following factors:

•                  Higher salary costs due to more senior level employees;

•                  Higher stock-based compensation expenses due to significant grants in 2007;

Administrative expenses are offset by interest income and other non-operating items. The Company’s overall expenses were significantly reduced in the three and nine months ended September 30, 2007 due to gains on the disposal of available-for-sale investments, exchange gains, interest income, and unrealized gains due to the marked to market adjustments of its purchase warrants and options, as required under the new accounting policies adopted on January 1, 2007 (see Note 3 to the Interim Financial Statements).

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $10.3 million at September 30, 2007, a decrease of approximately $12.2 million compared to the cash position of $22.5 million at December 31, 2006. The decrease is attributable to exploration activities since the beginning of the year, and the significant purchase of available-for-sale investments during the most recent quarter, including one for $5.0 million in streetTRACKS, an exchange traded fund that holds gold as investments and, therefore, is designed to mirror the performance of the price of gold bullion, less the fund’s expenses.

In the three and nine month periods ended September 30, 2007, approximately $nil and $479,000 was generated from the exercise of stock options, respectively, compared to $72,000 and $183,000 in the three and nine month periods ended September 30, 2006.

The Company has no cash flow generating operations, and its long-term financial success is highly dependent on management’s ability to discover economically viable mineral deposits. The Company has sufficient capital resources to pursue its exploration programs in 2007 based on its cash and cash equivalent balance at September 30, 2007, and an approved exploration budget for Burkina Faso and Niger of over $7.0 million. However, additional financing will be required to fund the purchase of GFL’s interest in the Essakane project, to fund the development of Essakane should a production decision be made, to bring one of the Company’s other wholly owned properties into production, or to make additional acquisitions or investments within the mining sector. Although the Company has been successful in the past in obtaining such financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Outstanding Share Data

As at November 14, 2007, 133,715,441 common shares of the Company were issued and outstanding.

As at November 14, 2007, options to purchase 7,120,700 of the Company’s common shares were outstanding under the option plan. The weighted average exercise price of these options was CAD $1.03.

Contractual Commitments

The Company has only one contractual obligation. It has entered into a long-term office lease agreement expiring in September 2008, which calls for lease payments as follows (all in CDN dollars):

2007	$12,636
2008	$37,908
$50,544

Off Balance Sheet Agreements

The Company does not have any off balance sheet arrangements.

Transactions with Related Parties

During the three and nine months ended September 30, 2007, the Company charged $7,322 and $50,383 (2006: $nil and $nil, respectively) in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company. The Company’s President and Chief Executive Officer (“CEO”) is a director of San Anton, and the CEO of San Anton is a director of the Company. As of September 30, 2007, $4,962 was due from San Anton.

These transactions took place during the normal course of business and at the exchange amounts.

Proposed Transactions

On October 11, 2007, The Company announced it had entered into an agreement with Gold Fields Limited to acquire their 60% interest in the Essakane Project (“Essakane”) for consideration of $200 million in cash and shares.

As part of the terms of the agreement, Gold Fields will receive $150 million in cash and $50 million in common shares of Orezone that are subject to a six month lock-up agreement. The transaction is expected to have the following impact on the Company:

•                  Increased liquidity and exposure to movements in the gold price;

•                  The transaction is accretive with respect to both reserves and resources per share, expected production per share, and net asset value per share;

•                  A larger and stronger asset base from which Orezone will be better positioned for long-term internal growth and regional consolidation opportunities;

•                  Increased profile in the sector – An immediate transformation from explorer to intermediate producer with expected production of 292,000 ounces of gold annually by 2010 at cash operating costs below $360 per ounce;

•                  A 150% increase in gold reserves and resources including 2.65 million ounces of contained reserves, 4.4 million ounces measured and indicated resources and in excess of 2.4 million ounces of inferred resources.

•                  Consolidation of the project under one owner improves efficiencies, news flow and awareness that this is one of West Africa’s largest and most-advanced gold projects.

The agreement with Gold Fields Limited is subject to a number of conditions that are to be met before the transaction closes, including that Orezone obtain sufficient financing to pay the Purchase Price and close the transaction within thirty-six (36) days of October 10th, 2007. It is intended that the sale and purchase of the shares and the payment at closing will be completed simultaneously and only upon the conditions having been satisfied or waived by all parties.

Risks and Uncertainties

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

The principal factor which will affect the Corporation’s ability to successfully execute its business plan is the price of gold. The price of gold in US dollars has increased from approximately $260 per ounce early in 2001 to almost $800 in the third quarter of 2007. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and just as important, has a favorable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Corporation to raise capital.

The Company maintains its accounts in US dollars. The Company has operations in West Africa, and Canada, and this makes it subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the US Dollar exchange rate vis-à-vis the Euro and Canadian dollar.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Corporation’s common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved. Please refer to Orezone’s MD&A for the year ended December 31, 2006 for a complete discussion of risks and uncertainties.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses, and the assumptions used in valuing the Company’s stock options. Actual results may differ from those estimates.

The Company reviews the carrying value of a mineral project when events or changes in circumstances indicate that the carrying value may not be recoverable. Where information is available and conditions suggest impairment, estimated future cash flows from a project are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. If the carrying value of the project exceeds estimated future cash flows, the project is written down to fair value.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the project for an amount greater than the carrying value. An impairment is also recorded when management determines that it will discontinue exploration or development on a project or when exploration rights or permits expire. Management, Directors and Technical Advisors review the merits of each project interest to assess whether the project merits further exploration and development expenditure and whether the carrying value of the properties is recoverable. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations. Any write downs are reflected as a separate line item on the statement of deferred exploration expenses.

The Black-Scholes option pricing model is used to value the Company’s stock options, purchase warrants, and options held in other public companies. This model requires highly subjective assumptions, including volatility and expected time until exercise, which affects the calculated values. These values affect the stock-based compensation line items appearing on the statement of operations and statement of deferred exploration expenditures.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) in 2005. These accounting policy changes were adopted on a prospective basis, and the Balance Sheet at December 31, 2006 was restated to reflect a reclassification of $483,211 from cumulative translation adjustment to accumulated other comprehensive income.

Financial Instruments – Recognition and Measurement (Section 3855)

Instruments classified as available-for-sale are measured at fair value, with any unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value, with any unrealized gains and losses recognized on the statement of operations.

The Company has classified its investments as available-for-sale, and therefore carries it at fair market value, with any unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. In the previous year, investments were carried at the lower of cost and market value. Any changes in measurement resulting from applying the new standard on January 1, 2007 was recorded against opening comprehensive income with no impact on net income.

The Company has classified its share purchase warrants and options as held for trading, and therefore carries them at fair market value. They are grouped within the ‘investments’ account on the balance sheet. Any unrealized gain or loss is recorded in ‘unrealized gain on fair value conversion of warrants’, appearing on the statement of operations. In the previous year, these instruments were not separately recorded on the balance sheet. Any changes in measurement resulting from applying the new standard on January 1, 2007 was recorded against opening retained earnings with no impact on net income.

Hedges (Section 3865)

This standard establishes how hedge accounting may be applied. The Company currently does not have any hedges in place, and therefore this policy has no impact on the Company’s financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. A component of this new category is unrealized gains and losses on financial assets classified as available-for-sale, as summarized in note 8 of the Interim Financial Statements.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company’s financial instruments include cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities. The fair value of these instruments is equivalent to the carrying value, given the short maturity period.

The Company also holds purchase share warrants and share options in other junior public resource-based companies that were not previously shown separately on the balance sheet. These purchase warrants have been recorded on the Balance Sheet at fair value using the Black Scholes model, and various assumptions such as historical volatility and dividend rate were used to derive the value.

Changes in Internal Control over Financial Reporting

At the end of the third quarter of fiscal 2007, the Company’s Chief Financial Officer (CFO), who was directly involved in the preparation of the Company’s financial reporting, stepped down to pursue other interests. The Company has hired a new CFO with similar experience and financial reporting knowledge, and the outgoing CFO has agreed to help the Company complete its third quarter filings. As a result, management does not expect the change to materially affect the Company’s internal control over financial reporting.

Other MD&A Requirements

All relevant information related to the Corporation is filed electronically at www.sedar.com in Canada and www.sec.gov in the USA.